SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated February 11, 2026.

February 11, 2026, Buenos Aires

Sirs,

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

A3 Mercados S.A.

Maipú 1210

Ciudad Autónoma de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE Ciudad Autónoma de Buenos Aires

Presente	Ref.: Material Event (Hecho Relevante) – Redemption of outstanding and circulating Class XXIX Notes.

Sincerely yours:

I am pleased to address you in my capacity as Head of Market Relations at YPF S.A. (the “Company” or the “Corporation,” indistinctly) (CUIT: 30-54668997-9) for the purposes of complying with the requirements of Article 2 of Chapter I, Title XII of the National Securities Commission regulations (Comisión Nacional de Valores, as per its acronym in Spanish) (“CNV”) (T.O. 2013, as amended and supplemented), and to inform you that, as of today’s date, the Company has decided to announce the early redemption of the Class XXIX Notes issued by the Company on May 28, 2024, for an original nominal value of U.S.$ 177,717,716 (one hundred seventy-seven million seven hundred seventeen thousand seven hundred sixteen US dollars), at a fixed interest rate of 6% maturing on May 28, 2026 (the “Class XXIX Notes”) issued by the Company under the Frequent Issuer Regime established in Section VI, Chapter V, Title II of the CNV regulations.

The proposed redemption will take place on February 27, 2026, for the entire amount of principal outstanding on that date and will be carried out in accordance with the terms and conditions detailed in the pricing supplement for Class XXIX Notes dated May 20, 2024, published on the same date on the CNV website under ID No. 3202051 (the “Class XXIX Pricing Supplement”).

The proposed redemption of Class XXIX Notes will be carried out in accordance with the provisions of the Class XXIX Pricing Supplement. The publication of this notice constitutes sufficient notification to holders of Class XXIX Notes. In turn, it is hereby reported that the redemption will be made at par value plus accrued interest up to the Redemption Date, that is, up to February 27, 2026 (exclusive). For further information, see the sections “Rescate anticipado a opción de la Sociedad de las Obligaciones Negociables Clase XXIX” of the Class XXIX Pricing Supplement.

The redemption of Class XXIX Notes will have the following characteristics:

a) Paying Agent: Caja de Valores S.A. (362 25 de Mayo Street, Autonomous City of Buenos Aires).

b) Redemption Date and Payment Date: February 27, 2026 (the “Redemption Date”).

c) Interest period: November 28, 2025, to February 27, 2026 (exclusive).

d) Redemption Price: 100% for each US.$1 of the nominal value of each outstanding Class XXIX Notes (the “Redemption Price”).

e) Currency of Payment: US Dollars.

f) Annual nominal interest rate: 6% nominal per annum.

g) Amount of interest payable: U.S.$ 0.01496 for each U.S.$1 of the face value of each outstanding Class XXIX Negotiable Obligation.

Payment will be made through Caja de Valores S.A. to the persons in whose name the Class XXIX Notes are registered as of February 26, 2026.

On the Redemption Date, the Redemption Price of Class XXIX Notes will be due and available to the holders of Class XXIX Notes. On and after the Redemption Date, interest will cease to accrue on the redeemed Class XXIX Notes.

Identification of Class XXIX Notes:

- Caja de Valores S.A. species code for Class XXIX Notes: 57774;

- BYMA/A3 code for Class XXIX Notes: YMCVO; and

- ISIN code (Caja de Valores S.A.) for Class XXIX Notes: AR0202080054;

Capitalized terms used but not defined herein shall have the meanings assigned to them in the Class XXIX Pricing Supplement.

Without further ado, we send you our best regards.

Margarita Chun

Head of Market Relations

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 11, 2026	By:	/s/ Margarita Chun
Name: Margarita Chun
Title: Market Relations Officer